TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Nino Ventures Update on Democratic Republic of Congo Projects

February 21, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)

Re: Mining Contracts Review in the Democratic Republic of Congo and Corporate Update.

This release is in response to the issues that were addressed at the Indaba Mining Conference in Capetown, South Africa on February 5th 2008, pertaining to the review by the Government of some sixty mining contracts in the Democratic Republic of Congo (DRC).

El Nino Ventures land position is not affected by this review of mining contracts and the company will continue to conduct business in the DRC under the rules and regulations of the New Mining Code that came into effect in 2003.

Since El Nino acquired its five Research Permits, covering more than 350 square kilometers in the DRC, it has made it abundantly clear that it will fast track its exploration efforts in order to identify economic mineralization on its properties. El Nino President, Jean Luc Roy, stated ``Our first set of assay results, recently reported from our initial drill program, have demonstrated that we are in a highly mineralized area. Additional assay results from our drill program will be reported when received. Our 2008 drill program, scheduled to commence in April 2008, is now being finalized``.

El Nino`s most recent acquisition in the DRC was announced on February 4th 2008. This property is within six kilometers of Anvil Mining’s Kinsevere copper project, and encompasses over fifty-four square kilometers highly, prospective for copper mineralization. With the assistance of Caracle Creek International Consulting, (CCIC), (a professional geological consulting company providing a wide range of geological and engineering services to the mineral exploration and mining industry) we will implement a comprehensive exploration program on this new acquisition in 2008.

In addition, our plans for 2008 will include an analysis of the geochemical data from the recently completed soil sample survey and 2600 line kilometre Heli-Mag geophysical survey completed on Research Permit(s) 5214, 5215, 5216 and 5217. CCIC will also be  instrumental in assisting our team of experienced geologists in the DRC, in delineating drill targets for the upcoming minimum 25,000 meter drill campaign planned on our initial Research Permits . This drill program will commence in April 2008.

With $7.9 million in the treasury, El Nino is fully funded to carry out its 2008 exploration program in the DRC and will continue to release results from the previous drill program as they become available.

Jean Luc Roy, President & CEO of ELN also stated: El Nino Ventures land position in the DRC is not under review as we are not under a contract agreement but under the rules and regulations of the Mining Code of the DRC. The review process that is taking place is only reviewing mining contracts that were signed with the State-Owned mining company. Our research permits were granted under the new mining code and we have no contractual agreements with State Owned companies. We are very comfortable working in the DRC and will continue to work with the governmental authorities and operate in accordance with the legislation in place.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño is currently in the middle of a 25,000 meter drill program in the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc. El Niño has recently acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo as well as thirteen prospecting licences covering more than 450 square kilometers in the Republic of Ireland prospective for zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.